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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tag-It Pacific, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
873774103
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

CUSIP No.	873774103	Page	2	of	7

1	NAMES OF REPORTING PERSONS: The Pinnacle Fund, L.P., a Texas limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 75-2512784

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,095,890

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,095,890

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,095,890

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1)	Calculated by dividing the amount from Row 9 by 19,336,935 shares, which is equal to 18,241,045 shares outstanding on November 21, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2005 for the quarterly period ended September 30, 2005, plus 1,095,890 shares that would be outstanding upon conversion of a convertible promissory note of the Issuer.

CUSIP No.	873774103	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Barry M. Kitt

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,102,890

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,102,890

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,102,890

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Calculated by dividing the amount from Row 9 by 19,336,935 shares, which is equal to 18,241,045 shares outstanding on November 21, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2005 for the quarterly period ended September 30, 2005, plus 1,095,890 shares that would be outstanding upon conversion of a convertible promissory note of the Issuer.

CUSIP No. 873774103	Page 4 of 7

Item 1(a)	Name of Issuer:

Tag-It Pacific, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

21900 Burbank Blvd., Suite 270
Woodland Hills, California 91367

Item 2(a)	Name of Person Filing:

The Pinnacle Fund, L.P.
Barry M. Kitt

Item 2(b)	Address of Principal Business Office:

4965 Preston Park Blvd.
Suite 240
Plano, Texas 75093

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No:

873774103

CUSIP No. 873774103	Page 5 of 7

Item 3	Status of Person Filing:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
	(a)	This statement is filed on behalf of The Pinnacle Fund, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Barry M. Kitt is the sole member of Management. As of January 24, 2006, Pinnacle was the record holder of a convertible promissory note of Tag-It Pacific, Inc. (the “Issuer”) convertible into 1,095,890 shares of common stock (the “Note”). Pursuant to the terms of the Note, the number of shares of common stock that Pinnacle may acquire upon conversion of the Note is limited to that number of shares of common stock which, when aggregated with all other shares of common stock beneficially owned by Pinnacle at the time of such conversion, would not exceed 9.99% of the total number of issued and outstanding shares of common stock, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934.

As of January 24, 2006, Mr. Kitt’s children were the beneficial owners of 7,000 shares of Common Stock. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle and his children. Mr. Kitt expressly disclaims beneficial ownership of all shares of common stock beneficially owned by Pinnacle and his children.

	(b)	Percent of Class:

See Item 11 of each cover page.

CUSIP No. 873774103	Page 6 of 7

(c) Number of shares as to which each person has:

(i) sole power to vote or to direct the vote:
See Item 5 of each cover page.

(ii) shared power to vote or to direct the vote:
See Item 6 of each cover page.

(iii) sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.

(iv) shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 873774103	Page 7 of 7

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2006

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner

By:	Pinnacle Fund Management, LLC, its general
partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt

EXHIBITS
Exhibit 1 Joint Filing Agreement, dated February 8, 2006, by and between The Pinnacle Fund, L.P. and Barry M. Kitt.